FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 26, 2023	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2023

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2023

April 26, 2023

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Three months ended March 31, 2023	Three months ended March 31, 2022	Change(%)		Three months ended March 31, 2023	Year ending December 31, 2023	Change(%)
Net sales	¥971,125	¥879,350	+	10.4	$7,247,201	¥4,313,000	+	7.0
Operating profit	84,475	76,140	+	10.9	630,410	380,000	+	7.5
Income before income taxes	87,534	67,697	+	29.3	653,239	410,000	+	16.3
Net income attributable to Canon Inc.	¥56,410	¥45,975	+	22.7	$420,970	¥285,000	+	16.8

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥55.56	¥43.97	+	26.4	$0.41	¥280.69	+	18.6
- Diluted	55.53	43.96	+	26.3	0.41	280.57	+	18.6

	Actual
	As of March 31, 2023	As of December 31, 2022	Change(%)		As of March 31, 2023
Total assets	¥5,258,740	¥5,095,530	+	3.2	$39,244,328

Canon Inc. shareholders’ equity	¥3,142,579	¥3,113,105	+	0.9	$23,452,082

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY 134=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2023, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2023 First Quarter in Review

Looking back at the first quarter of 2023, while there were concerns about an economic slowdown resulting from the tightening of monetary policies continued from last year in order to curb inflation, personal consumption remained solid thanks to economic recovery following the COVID-19 pandemic. By region, in the United States, the economy continued to recover moderately as the labor market continued to remain steady despite the tightening of monetary policies. In Europe, while the impact of the economic slowdown was exacerbated due to rising interest rates, the economy recovered moderately due to such factors as exports remaining firm. In China, domestic demand recovered due to the lifting of the government’s Zero-COVID strategy. In other emerging countries, economic recovery continued, mainly in India and Southeast Asia. In Japan, the economy recovered moderately due to the normalization of economic activities following the COVID-19 pandemic.

In the markets in which Canon operates, demand remained firm due to a recovery of supply following a shortage of components and logistical disruptions, which had constrained business. On a product basis, demand for office multifunction devices (MFDs) remained firm as supply shortages were abating. For inkjet printers, demand slowed due to decreased demand from customers working from home. For laser printers, demand slowed due to the curbing of corporate investments. For cameras, demand remained solid, mainly for mirrorless cameras. For medical equipment, while, in some regions, there was a drop-off following a period of increased demand last year in response to COVID-19, there were signs of recovery in the large-size equipment market where investment had been stagnant in recent years. For semiconductor lithography equipment, although the demand for memory devices declined, investments remained firm, mainly for power devices, analog devices, and sensors. For FPD (Flat Panel Display) lithography equipment, demand declined due to a postponement of investments from panel manufacturers.

The average value of the yen in the first quarter was ¥132.47 against the U.S. dollar, a year-on-year depreciation of approximately ¥16, and ¥142.10 against the euro, a year-on-year depreciation of approximately ¥12.

As for the first quarter, net sales for the first quarter increased by 10.4% year-on-year to ¥971.1 billion due to an improved business environment as mentioned above, as well as the adjustment of product prices resulting from increased costs caused by inflation and the depreciation of the yen. Gross profit as a percentage of net sales increased by 1.9 points year-on-year to 46.8% due to an improved product mix, thanks to the competitive new products that were released in the previous year and the depreciation of the yen. Gross profit for the year increased by 15.1% year-on-year to ¥454.0 billion. Operating expenses increased by 16.1% year-on-year to ¥369.5 billion as a result of an increase in sales force and sales-related expenses accompanying a growth in sales alongside maintaining an efficiency-focused control of expenses. In addition, operating expenses denominated in foreign currencies increased due to the depreciation of the yen. As a result, operating profit increased by 10.9% year-on-year to ¥84.5 billion. Other income (deductions) increased by ¥11.5 billion year-on-year to ¥3.1 billion, due to gain on valuation of securities and a decrease of currency exchange losses from liabilities denominated in foreign currencies. As a result, income before income taxes increased by 29.3% year-on-year to ¥87.5 billion and net income attributable to Canon Inc. increased by 22.7% year-on-year to ¥56.4 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥55.56 for the first quarter, a year-on-year increase of ¥11.59.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, in the Printing Business Unit, MFDs for offices continued to sell well, with the number of unit sales significantly exceeding the same period of the previous year, as the product supply shortage was abated and products including the iR-ADV DX C5800 series were well-received in the market. As for inkjet printers, the number of unit sales decreased compared with the same period of the previous year as the surge in demand from users working remotely subsided. As for laser printers, the number of unit sales decreased compared with the same period of the previous year as companies curbed investments. Regarding equipment for the production printing market, the number of systems sales increased compared with the same period of the previous year, with strong sales of the imagePRESS V900/V1000 series of on-demand printers. As a result, sales of the Printing Business Unit increased by 10.0% compared with the same period of previous year to ¥558.2 billion. Due to effects such as weak consumables sales, net income before tax for the first quarter decreased by 4.2% compared with the same period of the previous year to ¥53.1 billion.

In the Imaging Business Unit, as for the interchangeable-lens digital cameras, the number of unit sales decreased due to the shifting of demand to mirrorless cameras. However, the EOS R6 Mark II full-frame mirrorless camera, which was released last year, and the new EOS R7 and EOS R10 APS-C size mirrorless cameras were well-received in the market. Overall lens sales in terms of units was lower than the same period of previous year, but sales of RF-series interchangeable-lenses remained strong. Sales of network cameras increased sharply, thanks to the recovery in product supply and enhanced sales activity leveraging the products’ expanding applications. Sales of professional video cameras were also strong, and sales of IP remote cameras, which are designed to increase production efficiency and meet labor saving needs, also grew steadily. As a result, sales of the Imaging Business Unit increased by 22.4% compared with the same period of the previous year to ¥192.4 billion. Boosted by the effect of competitive new products, which were released in the previous year and non-recurring expenses incurred to close a certain production facility in previous year, net income before tax for the first quarter increased by 173.1% compared with the same period of the previous year to ¥37.5 billion.

In the Medical Business Unit, sales were strong, mainly in Europe. In the United States, despite a postponement of investments by medical institutions due to a shortage of medical staff and rising interest rates, the sales were above that of the same period of the previous year, as were the same for other overseas regions and Japan. As a result, sales of the Medical Business Unit increased by 10.9% compared with the same period of the previous year to ¥131.1 billion. Expenses increased due to higher costs for materials, energy, and labor, but profitability improved due to expanded sales of large-size equipment and services, while net income before taxes for the first quarter increased by 7.9% compared with the same period of the previous year to ¥6.9 billion.

In the Industrial Business Unit, sales of semiconductor lithography equipment were on par with the same period of the previous year, which saw a significant increase in the number of unit sales, due to continued strong performance in a wide range of sectors. However, the number of FPD lithography equipment sales was fewer than that of the same period of the previous year due to a postponement of investments by panel manufacturers as the panel market worsened. As a result, net sales of the Industrial Business Unit decreased by 9.4% compared with the same period of the previous year to ¥62.1 billion, and net income before tax for the first quarter decreased by 38.8% compared with the same period of the previous year to ¥7.5 billion.

Cash Flow

In the first quarter, cash flow from operating activities increased by ¥58.2 billion year-on-year to ¥73.6 billion as a result of a significant increase in profit and collection of trade receivable that had increased last year. Cash flow used in investing activities increased by ¥3.1 billion to ¥38.1 billion from the same period of the previous fiscal year, when income temporarily increased due to the sales of an overseas branch office. Accordingly, free cash flow increased by ¥55.1 billion compared with the previous year to ¥35.5 billion.

Cash flow from financing activities increased by ¥37.5 billion year-on-year to ¥75.7 billion due to the increase in short-term loans in response to the decrease in working capital despite increased dividend payouts.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥115.6 billion to ¥477.7 billion from the end of the previous year.

Outlook

The outlook for the global economy from the second quarter onward remains uncertain due to geopolitical risks and continued inflation. However, the global economy is expected to maintain a recovery trend due to the normalization of markets thanks to the decline of the COVID-19 pandemic and signs of financial stabilization due to an immediate response by regulatory authorities to financial uncertainty which originated in the United States.

In the markets in which Canon operates, demand for office MFDs is expected to continue to remain firm, thanks to high demand for high productivity printing as well as their status as key office devices. For inkjet printers, new home-use printing demand generated by the COVID-19 pandemic is expected to continue. In addition, demand for refillable ink tank models is expected to increase. For laser printers, demand is expected to remain at the same level as that of the previous year. As for digital interchangeable-lens cameras, demand is expected to remain solid supported by the need for high-quality visual expression. For network cameras, the market is expected to maintain stable growth due to continued expansion of security applications, along with the growing demand for video analysis and high-value-added products. In addition, the market for professional video production equipment is expected to grow, supported by increasing demand for and spread of online video content. As for the medical equipment market, demand is expected to remain solid due to a recovery of investments in large-size equipment previously held back due to the COVID-19 pandemic, despite ongoing uncertainty. In addition, Canon entered into a share transfer agreement to acquire Minaris Medical Co., Ltd., which runs such businesses as in-vitro diagnostic reagents and automated clinical chemistry analyzers in order to strengthen and expand in-vitro diagnostics business. For semiconductor lithography equipment, despite concerns of contraction in some memory device markets, the demand for power devices is expected to remain solid. Furthermore, robust demand is expected to continue due to the construction of semiconductor factories in various countries and regions undertaken due to economic security concerns. For FPD lithography equipment, the market is likely to contract due to delayed investments from panel manufacturers although the market shows signs of recovery thanks to optimization of inventory levels.

With regard to currency exchange rates on which Canon bases its performance outlook for the second quarter onwards, Canon anticipates exchange rates of ¥130 to the U.S. dollar and ¥140 to the euro, which were maintained from its previous outlook, representing an appreciation of approximately ¥1 against the U.S. dollar and depreciation of approximately ¥2 against the euro compared with the previous year.

Upon taking into consideration of the steady market conditions, the aforementioned currency exchange rates and sales prospects of competitive new products, Canon revised the forecast upward to full-year consolidated net sales of ¥4,313.0 billion, a year-on-year increase of 7.0%; operating profit of ¥380.0 billion, a year-on-year increase of 7.5%; income before income taxes of ¥410.0 billion, a year-on-year increase of 16.3%; and net income attributable to Canon Inc. of ¥285.0 billion, a year-on-year increase of 16.8%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2023		Change	Year ended December 31, 2022	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,287,000	4,313,000	26,000	4,031,414	+ 7.0%
Operating profit	360,000	380,000	20,000	353,399	+ 7.5%
Income before income taxes	390,000	410,000	20,000	352,440	+16.3%
Net income attributable to Canon Inc.	270,000	285,000	15,000	243,961	+16.8%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2023	As of December 31, 2022	Change
ASSETS
Current assets	2,271,579	2,155,914	115,665
Cash and cash equivalents	477,700	362,101	115,599
Short-term investments	7,874	10,905	(3,031)
Trade receivables	593,798	636,803	(43,005)
Inventories	858,832	808,312	50,520
Current lease receivables	140,441	137,038	3,403
Prepaid expenses and other current assets	208,006	215,990	(7,984)
Allowance for credit losses	(15,072)	(15,235)	163
Non-current assets	2,987,161	2,939,616	47,545
Noncurrent receivables	11,628	12,996	(1,368)
Investments	68,484	65,128	3,356
Property, plant and equipment, net	1,055,064	1,035,065	19,999
Operating lease right-of-use assets	116,474	117,843	(1,369)
Intangible assets, net	272,924	280,995	(8,071)
Goodwill	981,228	972,626	8,602
Noncurrent lease receivables	292,443	279,332	13,111
Other assets	192,555	179,297	13,258
Allowance for credit losses	(3,639)	(3,666)	27

Total assets	5,258,740	5,095,530	163,210

LIABILITIES AND EQUITY
Current liabilities	1,508,280	1,365,353	142,927
Short-term loans and current portion of long-term debt	436,795	296,384	140,411
Short-term loans related to financial services	41,400	41,200	200
Other short-term loans and current portion of long-term debt	395,395	255,184	140,211
Trade payables	364,531	355,930	8,601
Accrued income taxes	26,986	48,414	(21,428)
Accrued expenses	356,682	365,847	(9,165)
Current operating lease liabilities	33,815	33,281	534
Other current liabilities	289,471	265,497	23,974
Non-Current liabilities	369,779	381,147	(11,368)
Long-term debt, excluding current portion of long-term debt	2,359	2,417	(58)
Accrued pension and severance cost	186,902	189,215	(2,313)
Noncurrent operating lease liabilities	83,526	85,331	(1,805)
Other noncurrent liabilities	96,992	104,184	(7,192)

Total liabilities	1,878,059	1,746,500	131,559

Canon Inc. shareholders’ equity	3,142,579	3,113,105	29,474
Common stock	174,762	174,762	-
Additional paid-in capital	404,861	404,838	23
Retained earnings	3,724,723	3,729,244	(4,521)
Legal reserve	64,628	64,509	119
Other retained earnings	3,660,095	3,664,735	(4,640)
Accumulated other comprehensive income (loss)	96,597	62,623	33,974
Treasury stock, at cost	(1,258,364)	(1,258,362)	(2)
Noncontrolling interests	238,102	235,925	2,177

Total equity	3,380,681	3,349,030	31,651

Total liabilities and equity	5,258,740	5,095,530	163,210

	Millions of yen
	As of March 31, 2023	As of December 31, 2022
Notes:
1. Accumulated depreciation	2,996,478	2,962,228
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	222,626	191,287
Net unrealized gains and losses on securities	(10)	(34)
Net gains and losses on derivative instruments	(126)	(428)
Pension liability adjustments	(125,893)	(128,202)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022	Change(%)
Net sales	971,125	879,350	+	10.4
Cost of sales	517,115	484,958

Gross profit	454,010	394,392	+	15.1
Operating expenses:
Selling, general and administrative expenses	293,037	246,915
Research and development expenses	76,498	71,337

	369,535	318,252

Operating profit	84,475	76,140	+	10.9
Other income (deductions):
Interest and dividend income	2,395	608
Interest expense	(330)	(234)
Other, net	994	(8,817)

	3,059	(8,443)

Income before income taxes	87,534	67,697	+	29.3

Income taxes	25,804	17,904

Consolidated net income	61,730	49,793
Less: Net income attributable to noncontrolling interests	5,320	3,818

Net income attributable to Canon Inc.	56,410	45,975	+	22.7

Consolidated statements of comprehensive income
	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022	Change(%)
Consolidated net income	61,730	49,793	+	24.0
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	31,595	112,128
Net unrealized gains and losses on securities	24	-
Net gains and losses on derivative instruments	296	(1,182)
Pension liability adjustments	2,177	(274)

	34,092	110,672

Comprehensive income (loss)	95,822	160,465	-	40.3
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,438	4,750

Comprehensive income (loss) attributable to Canon Inc.	90,384	155,715	-	42.0

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2023	Three months ended March 31, 2022	Change(%)
Printing	558,153	507,203	+	10.0
Imaging	192,423	157,201	+	22.4
Medical	131,055	118,198	+	10.9
Industrial	62,061	68,480	-	9.4
Others and Corporate	50,440	48,772	+	3.4
Eliminations	(23,007)	(20,504)		-

Total	971,125	879,350	+	10.4

	Millions of yen
Sales by region	Three months ended March 31, 2023	Three months ended March 31, 2022	Change(%)
Japan	228,751	220,558	+	3.7
Overseas:
Americas	295,222	252,670	+	16.8
Europe	253,998	217,680	+	16.7
Asia and Oceania	193,154	188,442	+	2.5

	742,374	658,792	+	12.7

Total	971,125	879,350	+	10.4

*

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Also, a certain business, which was previously included in Others, has been presented within the Printing Business Unit from the beginning of the first quarter of 2023. Operating results for the three months ended March 31, 2022 have also been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit :

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) / Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses / Digital sheet-fed presses / Large format printers

Imaging Business Unit :

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers / MR Systems / Network cameras / Video management software / Video content analytics software / Digital camcorders / Digital cinema cameras / Broadcast equipment / Projectors

Medical Business Unit :

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems / Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial Business Unit :
Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders
Others :
Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Cash flows from operating activities:
Consolidated net income	61,730	49,793
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	52,472	54,350
Loss (gain) on disposal of fixed assets	1,223	(12,606)
Deferred income taxes	(3,719)	(2,553)
Decrease in trade receivables	49,581	479
Increase in inventories	(41,049)	(54,193)
(Increase) decrease in lease receivables	(13,175)	3,872
Increase in trade payables	6,885	22,098
Decrease in accrued income taxes	(21,727)	(17,588)
Decrease in accrued expenses	(13,380)	(4,406)
Decrease in accrued pension and severance cost	(6,933)	(9,731)
Other, net	1,701	(14,091)

Net cash provided by operating activities	73,609	15,424
Cash flows from investing activities:
Purchases of fixed assets	(43,314)	(47,466)
Proceeds from sale of fixed assets	1,812	14,032
Proceeds from maturity of held to maturity securities	-	1,483
Purchases of securities	(154)	(2,583)
Proceeds from sale and maturity of securities	4,653	160
Acquisitions of businesses, net of cash acquired	-	(1,345)
Other, net	(1,121)	668

Net cash used in investing activities	(38,124)	(35,051)
Cash flows from financing activities:
Repayments of long-term debt	(565)	(474)
Increase (decrease) in short-term loans related to financial services, net	200	(200)
Increase in other short-term loans, net	140,302	99,560
Dividends paid	(60,931)	(57,517)
Repurchases and reissuance of treasury stock, net	(2)	(4)
Other, net	(3,271)	(3,135)

Net cash provided by financing activities	75,733	38,230
Effect of exchange rate changes on cash and cash equivalents	4,381	12,364

Net change in cash and cash equivalents	115,599	30,967
Cash and cash equivalents at beginning of period	362,101	401,395

Cash and cash equivalents at end of period	477,700	432,362

*	Certain items in the consolidated statements of cash flows for the three months ended March 31, 2022, have been reclassified to conform to the current year’s presentation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. NOTE ON SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.